INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 1, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund, and Zacks Dividend Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 24, 2023, on the Registrant’s Preliminary Proxy Statement filed on August 11, 2023. Responses to all of the comments are included below and, as appropriate, will be reflected in the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

1.	In the first paragraph under the section entitled “Background” on page 3 of the Proxy Statement, it states that the Adviser has contractually agreed for each New Fund to maintain the expense cap as is currently in effect for each Fund through March 31, 2026. Please add a discussion regarding the Funds’ and New Funds’ gross expenses here and elsewhere in the Proxy Statement whenever net expenses are discussed.

Response: The Registrant has removed the last sentence of the first paragraph under the section entitled “Background” on page 3 of the Proxy Statement and has added the following the disclosure as a new paragraph to this section and has made corresponding revisions elsewhere in the Proxy Statement, where applicable:

The gross expenses for the new Zacks All-Cap Core Fund and new Zacks Dividend Fund are expected to be lower than the gross expenses of the current Zacks All-Cap Core Fund and current Zacks Dividend Fund, respectively. The gross expenses of the new Zacks Small Cap Core Fund are expected to be 0.01% higher than the gross expenses of the current Zacks Small-Cap Fund. The Adviser has contractually agreed for each New Fund to maintain the same expense cap as is currently in effect for the corresponding Fund until at least March 31, 2026. As a result, it is anticipated that the net expenses of each New Fund upon closing of the applicable Reorganization will be the same as or lower than (to the extent a New Fund is operating below its expense cap) the current net expenses of the corresponding Fund. Similar to the Funds, fee waivers and expense reimbursements, including those waivers and reimbursements made by each Fund prior to the applicable Reorganization, are subject to possible recoupment by the Adviser from the New Funds in future years (within the three years from the date the fees have been waived or reimbursed), if such recoupment can be achieved within the lesser of the expense limit in effect at the time such fees were waived or payments made or those in place at the time of recapture.

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2.	Under “Fees and Expenses” on page 8 of the Proxy Statement, there is a discussion of the Adviser’s contractual fee waiver extending through March 31, 2026. Please add disclosure here and elsewhere in the Proxy Statement regarding the Adviser’s ability to seek recoupment of previously waived fees. In addition, if the Adviser intends to carry forward any recoupment amounts from prior years, please disclose this as well as the amounts subject to recoupment in the Proxy Statement.

Response: The Registrant has revised the disclosure as shown in the response to Comment 1 above, and added the disclosure shown below to “Fees and Expenses”:

The amounts available for recoupment by the Adviser from each Fund as of May 31, 2023, are set forth in the table below. For the amounts corresponding to each year listed, any amount not recouped by November 30 of that year will expire and no longer be available for recoupment.

Year	Zacks All-Cap Core Fund	Zacks Small-Cap Core Fund	Zacks Dividend Fund
2023	$96,872	$152,963	$43,783
2024	$78,669	$106,708	--
2025	$85,337	$123,238	--
2026	$63,945	$79,935	--
Total	$324,823	$462,844	$43,783

3.	With respect to the Zacks Dividend Fund, the expenses shown for the New Fund are lower than the fees for the Fund, and because of that, the amount of the recoupments are projected to increase. Please discuss this in the Proxy Statement and also discuss whether the Board considered that.

Response: The Registrant notes the current Zacks Dividend Fund is operating below its contractual expense limit and any remaining amounts available for recoupment will expire on November 30, 2023. Because the Reorganization is expected to occur after the close of business on December 2, 2023, it is not expected that any amounts of fees previously waived with respect to the current Zacks Dividend Fund will be eligible for recoupment by the Adviser from the new Zacks Dividend Fund. As a result, the Registrant has not included the requested disclosure. The fee comparison table has been updated to reflect that there is not expected to be any recoupment of fees waived and/or expenses reimbursed with respect to the New Zacks Dividend Fund. The fee table in the prospectus of the new Zacks Dividend Fund will also be updated accordingly.

4.	Please confirm the information for Stuart Kaufman in the Trustees and Officers table is correct.

Response: The Registrant so confirms.

5.	Please confirm that the form of Agreement and Plan of Reorganization (the “Plan”) contained in Exhibit A is accurate as there is language in the Plan that makes reference to a Form N-14 filing. In addition, please provide the basis for using a proxy statement rather than filing a Form N-14.

Response: The Registrant has revised the Plan included as Exhibit A to correct the references to filing an N-14.

The Registrant believes that it is appropriate to use Schedule 14A rather than Form N-14 when soliciting proxies for a shareholder meeting at which the shareholders of a registered fund are being asked to approve the reorganization of the registered fund into a newly created series of another registrant, which series has no assets and operating history (i.e., a “shell”). The Registrant refers to a 1992 academic article on reorganizations and acquisitions of investment companies, which was prepared by certain, at the time, staff of the Commission’s Division of Investment Management, and which states on page 236 that “Form N-14 need not be used when the securities issued in the transaction do not represent a new investment, for example, when an existing fund reorganizes into a shell.”1

[1]	The article was authored by Thomas S. Harman, Chief Counsel; Mary S. Podesta, Associate Director; Max Berueffy, Senior Special Counsel; Kevin M. Broadwater, Attorney; and Robert R. Tait, Attorney.

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Rule 145 under the 1933 Act generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the staff of the Commission (the “Staff”), provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has taken "no action" positions in a number of cases involving corporate reorganizations without any change in domicile.2 In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.3 The policies underlying Rule 145(a)(2) have been applied broadly by the Staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by "incidental" changes in legal form, structure and voting arrangements.4 Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those "incidental" to a change in domicile. 5

[2]	See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).
[3]	See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).
[4]	See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).
[5]	See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to "standardize" the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 -15 basis point increase in fund expenses).

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In the Registrant’s view, the Reorganizations do not involve a new investment decision. As described more fully in the Proxy Statement, each New Fund will have the same investment objective, limitations and restrictions, and principal investment strategies and risks as the corresponding Fund. Additionally, the investment adviser currently providing investment advice to each Fund will serve as the investment adviser to the corresponding New Fund after the applicable Reorganization is consummated. Further, each Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to each Reorganization, the applicable New Fund will have had no assets or operating history and simply will serve as a shell into which the corresponding Fund will be reorganized and all of its assets transferred. Upon consummation of each Reorganization, the applicable New Fund will assume the accounting and performance history of the corresponding Fund. At the effective time of each Reorganization, the net asset value of the applicable New Fund’s shares will be the same as the net asset value of the corresponding Fund’s shares. Thus, shares of the applicable New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the corresponding Fund.

A condition precedent to each Reorganization will be receipt by the Registrant (of which each Fund is a series) and Zacks Trust (of which each New Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the applicable Fund, the applicable New Fund or the shareholders of the applicable Fund.

In the Registrant’s view, each Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Registrant believes that this is consistent with the announced positions of the Staff. The Registrant further notes that all material information necessary to make an informed judgment about each Reorganization will be contained in the definitive proxy statement to be furnished to Fund shareholders in soliciting their approval. Such information will include, among other things, a description of Zacks Trust, a discussion of the effect of each Reorganization on the investment strategy and fee structure of the corresponding Fund and a description of the investment adviser to the Funds and the New Funds. Finally, the Registrant notes that a registration statement on Form N-1A relating to the offering of each New Fund’s shares has been filed with the Commission and is effective.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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